Mail Stop 3561

June 11, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Donald B. Schroeder, Chief Executive Officer
Tim Hortons Inc.
874 Sinclair Road
Oakville, Ontario Canada L6K 2Y1

     Re: **Tim Hortons, Inc.**
           Form 10-K for the fiscal year ended December 28, 2008
           Filed February 26, 2009
           File No. 001-32843

Dear Mr. Schroeder:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Linda Cvrkel
           Branch Chief